Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD INC. ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Reno, Nevada, October 24, 2003

Dr. David S. Robertson, Chairman of the Board of Meridian Gold, Inc. (the “Corporation”) is pleased to announce the appointment of Gerard E. Munera as a Director of the Corporation effective October 21, 2003.

Mr. Munera previously served as a former President and CEO of Minorco USA (an affiliate of Anglo American), a Senior VP of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and CEO of Union Minière (Brussels). Mr. Munera is a graduate of Ecole Polytechnique, and an officer of the French Legion of Honor. His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the Boards of Dynamic Materials Corporation, Nevsun Resources Ltd, and Security Biometrics, Inc.

Meridian Gold Inc. is traded on the Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: deborah.liston@meridiangold.com